BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

May 29, 2015

VIA EDGAR

Craig D. Wilson, Senior Assistant Chief Accountant

Joyce Sweeney, Staff Accountant

Barbara C. Jacobs, Assistant Director

Ji Shin, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 20-F”)
Filed March 27, 2015
File No. 000-51469

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated May 14, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 20-F. The “Company” is used in this letter to refer to Baidu, Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 84

1.	In your letter dated June 3, 2014, you indicated that you would disclose the number of daily active users of Baidu mobile search or other relevant metrics in future Form 20-F filings; however, such disclosure does not appear to have been included in your 2014 Form 20-F. In your fourth quarter 2014 earnings call, you disclose monthly active mobile search users and the percentage increase in daily mobile searches per user. We further note your disclosures on page 7 that a decline in traffic could weaken your brand and result in loss of users and customers, which would have a material and adverse effect on your results of operations. Please describe for us the metrics management uses to monitor traffic and user base, including any delineations between PC and mobile, and tell us what consideration was given to disclosing traffic and/or user metrics in your Form 20-F filings. We refer you to Section III.B of SEC Release 33-8350.

The Company notes the Staff’s comment, and respectfully advises the Staff that in the Company’s letter dated June 3, 2014, the Company indicated that it would “include the number of daily active users for Baidu mobile search in its future Form 20-F filings if the Company continues to use the number of daily active users for Baidu mobile search to track the performance of its mobile offerings at the time.” However, the Company considered at the time of filing the 2014 20-F, and continues to so consider, that the mobile revenue, instead of the mobile traffic, is the relevant and primary metric for monitoring and assessing the overall performance of the Company’s mobile offerings.

Traffic and/or user base metrics are commonly used by industry players at their early stages of business development as primary reporting metrics, because they are reflective of the then state of the business. When traffic and/or user base generate revenue and a business model is established, the management, and the shareholders, will primarily focus on revenue to monitor business performance. The Company’s mobile business has established a clear business model and is increasingly contributing to the overall revenue. In the fourth quarter of 2014, mobile revenue accounted for over 40% of total revenues, compared to over 20% in the fourth quarter of 2013.

The management of the Company views mobile search as an integral part of the Company’s search service. The Company tracks and provides mobile revenue as a percentage of total revenues to monitor progress and performance of the Company’s mobile product offerings. The Company believes that mobile revenue is the most meaningful and appropriate metric for delineating the development of its business. Accordingly, the Company has disclosed this metric in its recent Form 20-Fs and quarterly earnings release. To provide investors with additional color, the management of the Company may occasionally provide other information such as market share data from a third party or active user base data.

The Company is and will continue to be mindful of the guidance provided in Section III.B of SEC Release 33-8350 in future filings.

2.	We note your disclosure on page 16 that you rely on Baidu Union members for a significant portion of your revenues and on page 42 that traffic and revenues contributed by Baidu Union members increased in 2014. We further note that traffic acquisition costs as a percentage of revenues increased in 2014 compared to 2013. Please tell us what consideration was given to separately quantifying the amount or percentage of revenues attributable to arrangements with Baidu Union members, as well as any differences in operating margins for revenues earned through Baidu properties compared to revenues earned through Union members. If there are any trends in the proportion of revenues earned through Baidu properties compared to Union members, tell us what consideration was given to discussing such trends and any impact on results. Please refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

The Company notes the Staff’s comment and respectfully advises the Staff that traffic acquisition costs typically represent the portion of the Company’s online marketing revenues that it shares with its Baidu Union members.

The Company has disclosed the amount of traffic acquisition costs for each period presented in the 2014 20-F and since it has become a public company. The Company has not historically disclosed revenues generated from Baidu Union members. Such information, used together with traffic acquisition cost information, could result in a disclosure of the average revenue sharing ratio between the Company and Baidu Union members. As the Company conducts business operations primarily in one geographic region, i.e., the China market, the Company considers this information to be commercially sensitive and if used to the Company’s disadvantage, could compromise the Company’s ability to negotiate commercial terms with various parties, causing harm to the Company’s business and shareholders.

The management of the Company considers the revenue generated through Union members as incremental revenue, in that such revenue presents a supplement to the revenue from organic traffic. Services provided through Union websites offer the Company’s customers expanded opportunities and reach to promote their products and services. At the same time, Union members benefit from the Company’s broad customer base and technology in monetizing their traffic. The Union business does not substitute customers’ reliance of Baidu-owned properties. The Union business generates incremental profit to the Company’s business and shareholders. Other metrics such as operating margin are not the Company’s focus for the Union business. In light of these reasons, the Company believes separately quantifying the amount or percentage of revenues earned through Baidu Union members or the operating margin would not be material to investors in making a decision whether to invest in the Company.

The Company is and will continue to be mindful of the guidance provided in Section III.B of SEC Release 33-8350 in future filings.

3.	You disclose that the increase in the average revenue per customer in 2014 was primarily attributable to the increase in the number of paid clicks and the higher price per click. In your fourth quarter 2014 earnings call, management indicates that key monetization metrics, the number of paid clicks, click-through rates, cost per click, and CPM, continue to trend nicely year on year. On page 85 you disclose the increase in paid clicks but do not disclose the increase in price per click. Please tell us what consideration was given to disclosing the percentage fluctuation in price per click and other monetization metrics, as well as discussing the underlying reasons for fluctuations. In light of the increase in mobile traffic and revenues, tell us what consideration was given to discussing the impact on average price per click and other monetization metrics, clarifying whether you separately monitor such monetization metrics for mobile. Please refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that it would not be more meaningful to investors to disclose the percentage fluctuation in price per click or other monetization metrics for the reasons set forth below:

•	The Company considers the primary metrics to delineate its business are the number of online marketing customers and average spending per customer. These primary metrics are the fundamental drivers of the Company’s revenues and have been reported consistently in the past. Customers evaluate the effectiveness of different marketing platforms and allocate their marketing budgets accordingly. The Company believes its efforts to grow the customer base, improve customer experience and optimize their allocation/spending effectiveness on its platform are the drivers of business. Monetization metrics, such as paid clicks and price per click, come after the primary metrics and reflect measures to improve customer spending. In addition, disclosure of the primary metrics also provide investors with sufficient information to compare with other online marketing or traditional advertising/media companies.

•	The Company discloses in the 2014 20-F the change in the number of paid clicks. The Company gave thoughts to disclosing change in price per click. As the Company’s platform is a bidding platform, and customers decide on the click price, the price per click can vary significantly due to factors such as seasonality, holiday/events, customer campaigns, competition among customers. The Company considers disclosing the change in a homogeneous average price per click would not be meaningful. However, to the extent investors are interested, one can derive and approximate the change of price per click using change of total revenues and the change in number of paid clicks.

•	Mobile search is an integral part of the Company’s overall search services. Customers view the Company’s search services holistically. They manage their account and budget on one platform without separating PC or mobile. Ultimately, customers evaluate the effectiveness of the Company’s platform regardless of where the clicks come from, PC or mobile. They would allocate budget as long as they receive overall desired return. As such, while the Company tracks mobile revenue, i.e., part of the customer spending, further tracking or reporting monetization on mobile would not be meaningful.

4.	We note that the company generates revenues related to time-based display advertisements and other performance-based marketing services. Please tell us the amount of revenues attributed to these other online marketing revenue streams for the periods presented. Tell us what consideration was given to separately disclosing such amounts, if material, as well as including any related metrics management uses in evaluating such revenue streams. We refer you to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

As disclosed in the 2014 20-F, a majority of the Company’s revenues from online marketing services were derived from P4P services, and the rest were from other performance-based online marketing services and time-based online advertising services. The Company respectfully advises the Staff that none of the online marketing revenue streams that are currently grouped under “other performance-based online marketing services and time-based online advertising services” represented a material portion of the Company’s total online marketing revenues in 2014. The relative proportion of online marketing revenue streams grouped under “other performance-based online marketing services and time-based online advertising services” has been changing from period to period, as customers may spend more out of their marketing budget on one form of online marketing during one period, but spend more on another form of online marketing during another period, depending on their marketing needs and preference at the time. For these reasons, the management of the Company does not monitor or evaluate the performance of its online marketing business based on different revenue recognition method separately.

In light of the above, the Company believes that its existing disclosure with respect to the relative proportion of P4P services compared with other performance-based online marketing services and time-based online advertising services would provide sufficient information to investors, and separately disclosing the amount of revenues from these other revenue streams would not be material to investors in making a decision whether to invest in the Company.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 124

5.	You disclose that management evaluated the effectiveness of your internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please tell us and in future Forms 20-F disclose the specific COSO framework, 1992 or 2013, management used to evaluate internal control over financial reporting. Refer to Item 15(b)(2) of Form 20-F.

The Company respectfully advises the Staff that in 2014, the Company’s management evaluated internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In response to the Staff’s comment, the Company proposes to revise the referenced disclosure as the following in its future Form 20-F filings (added text is double underlined):

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 20-F, please contact the undersigned at +86 10 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Jennifer Xinzhe Li
Jennifer Xinzhe Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

KC Yau, Partner, Ernst & Young Hua Ming LLP